Filed Pursuant to Rule 433

Registration No. 333-226056

and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

August 21, 2018

Issuer:	NextEra Energy Capital Holdings, Inc.
Designations:	Floating Rate Debentures, Series due August 21, 2020 (“2020 Debentures”) Floating Rate Debentures, Series due August 28, 2021 (“2021 Debentures”)
Registration Format:	SEC Registered
Principal Amount:	$716,000,000 for the 2020 Debentures $350,000,000 for the 2021 Debentures
Date of Maturity:	August 21, 2020 for the 2020 Debentures August 28, 2021 for the 2021 Debentures
Interest Payment Dates:	Quarterly in arrears on February 28, May 28, August 28, and November 28, beginning November 28, 2018
Coupon Rate:	Floating rate based on the Three-Month LIBOR Rate plus (i) 0.40% for the 2020 Debentures and (ii) 0.55% for the 2021 Debentures; reset quarterly on each February 28, May 28, August 28, and November 28 beginning November 28, 2018. The coupon rates that will be in effect on the Settlement Date will be determined on August 24, 2018.
Price to Public:	100% of the principal amount thereof for the 2020 Debentures 100% of the principal amount thereof for the 2021 Debentures
Trade Date:	August 21, 2018
Settlement Date:*	August 28, 2018
Optional Redemption:	Redeemable at any time on or after August 28, 2019, at 100% of the principal amount, plus any accrued and unpaid interest.
CUSIP / ISIN Number:	65339K AZ3/US65339K AZ30 for the 2020 Debentures 65339K BA7/US65339K BA79 for the 2021 Debentures

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings	“A-” (stable)

Sole Book-Running Manager:

Wells Fargo Securities, LLC

*	It is expected that delivery of the 2020 Debentures and the 2021 Debentures (the “Debentures”) will be made against payment therefor on or about August 28, 2018, which will be the fifth business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+5, purchasers who wish to trade the Debentures on the date of pricing of the Debentures or on the next two business days should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.
**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The term “Three-Month LIBOR Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated August 21, 2018.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.